SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所

(外国法共同事業)

(ニューヨーク・カリフォルニア州法)

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(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER 21ST FLOOR
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MINATO-KU, TOKYO 106-6021, JAPAN

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August 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Exemption Pursuant to Rule 12g3-2(b) for GMO Internet, Inc. (the "Issuer"): File No. 82-34950

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Kenju Watanabe

Enclosures

EXHIBIT A

May 19, 2006

For Immediate Release

RECEIVED
2006 AUG -7 A 9:78
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 03-5456-2555 (switchboard)

U R L http://www.gmo.jp

Notice of Change of Company Name of GMO Internet Group Company
(Change of Company Name of Orient Credit Co., Ltd.)

GMO Internet, Inc. (the "Company") is pleased to announce that Orient Credit Co., Ltd., the principle Internet finance company of the GMO Internet Group, has resolved at a meeting of its Board of Directors held on May 19, 2006 to submit to its ordinary general meeting of shareholders to be held on June 21, 2006 a proposal for a change of company name. Details of the proposed name change are as follows:

1. New company name: GMO NETCARD, INC.

2. Reasons for change:
   (1) To establish a new brand for its customers in the Internet market as an integrated Internet finance company.
   (2) To better promote business through synergy with other GMO Internet Group companies by establishing a new corporate image.

3. Date of change: June 23, 2006

4. Company profile:
   - Present trade name: Orient Credit Co., Ltd.
   - Head office address: 20-1, Sakuragaoka-cho, Shibuya-ku Tokyo
   - Representative: Yoshifumi Nakano

End

June 21, 2006
For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name GMO Internet Inc.
Code No.9449 (First Section of TSE)
Company representative Masatoshi Kumagai , Representative Director and President
Contact person Masashi Yasuda, Managing Director
T E L 03-5456-2555 (switchboard)
U R L http://www.gmo.jp

Non-consolidated Forecasts Revised for the Year Ending December 31, 2006

GMO Internet, Inc. is pleased to announce the following revisions to the non-consolidated earnings forecasts for the year ending December 31, 2006 (January 1, 2006 to December 31, 2006), which were announced in the notice of May 8, 2006 entitled "Consolidated and Non-Consolidated Forecasts Revised for the Year Ending December 31, 2006."

1. Revision of Profit Forecasts

Revisions to non-consolidated earnings forecasts for the year ending December 31, 2006 (January 1, 2006 to December 31, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of 8 May, 2006 Previous forecast (a)	Million yen 12,200	Million yen 1,100	Million yen 1,200	Million yen 1,050
New forecast (b)	12,200	1,100	1,843	1,693
Amount of change (b – a)	—	—	643	643
Rate of change	—%	—%	53.6%	61.2%
(Reference) Previous period (Year ending December 31, 2005)	9,921	1,045	1,580	1,687

Revisions to non-consolidated interim earnings forecasts for the year ending December 31, 2006 (January 1, 2006 to June 30, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of 8 May, 2006 Previous forecast (a)	Million yen 6,000	Million yen 550	Million yen 650	Million yen 750
New forecast (b)	6,000	550	1,293	1,393
Amount of change (b – a)	—	—	643	643
Rate of change	—%	—%	98.9%	85.7%
(Reference) Previous period (Year ending December 31, 2005)	5,136	507	939	913

2. Reason for the Revisions

Non-consolidated earnings forecasts have been revised because of dividends 643 million from subsidiary companies.

These revisions do not affect consolidated earnings.

The above forecasts are based on information available as of the date of this announcement. Actual results may differ from the forecasts depending on the future factors.

End


GMO
INTERNET
GROUP

July 10, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 03-5456-2555 (switchboard)

U R L http://www.gmo.jp

Notice of Merger of GMO Internet Group Companies

GMO Internet, Inc. ("the Company") is pleased to announce that at a meeting of the Board of Directors held today (July 10, 2006), it resolved to merge the Company's subsidiaries GMO Research Institute Inc. and GMO Research, Inc. as of September 1, 2006, to integrate the GMO Internet Group's Internet research and survey research arms of the business.

1. Purpose of the merger

GMO Research Institute Inc. and GMO Research, Inc. will be merged for the purpose of integrating the Internet research and survey research arms of the business.

2. Merger schedule

Signing of Merger Agreement	July 10, 2006
Approval of Merger Agreement by General Meeting of Shareholders	July 27, 2006
Merger Date	September 1, 2006
Planned Date of Merger Registration	September 4, 2006

3. Details of the merger

GMO Research Institute Inc., as the surviving corporation, will be merged with GMO Research, Inc.

As a result of this merger, GMO Research Institute Inc. will issue 27,384 shares of ordinary stock, and 0.007 shares of GMO Research Institute Inc. stock will be granted to GMO Research, Inc. shareholders shown on the Register of Shareholders as of the merger date for every one share of GMO Research, Inc. stock held.

Please note that GMO Research, Inc. will continue to be used as the company name after the



merger, and the existing business conducted by the two companies to date will be carried on as before by the new company.



4. Corporate profiles of the companies involved in the merger

	Surviving Corporation	Expired Corporation
(1) Company name	GMO Research Institute Inc.	GMO Research, Inc.
(2) Type of business	Internet surveys and research	Internet research
(3) Established	April 1, 2002	January 21, 2000
(4) Location of head office	26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo	26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo
(5) Representative director	President & Representative Director Kazuhiko Yogo Representative Director and President Takashi Shintani	CEO Shinichi Hosokawa
(6) Capital	50 million yen	335 million yen
(7) No. of shares issued	1,000 shares	3,912,000 shares
(8) Shareholder capital	21,311,000 yen	142,781,000 yen
(9) Total assets	32,936,000 yen	213,588,000 yen
(10) End of fiscal year	December	December
(11) No. of employees	4	16
(12) Major clients	General clients	Major research companies in Japan and overseas
(13) Major shareholders and their investment ratio (more than 10%)	GMO Internet, Inc. (100.0%)	GMO Internet, Inc. (81.0%)
(14) Main bank	Bank of Tokyo-Mitsubishi UFJ	Bank of Tokyo-Mitsubishi UFJ

(15) Relationship of companies involved	Capital relationship	none
	Personnel relationship	none
	Business relationship	none

(16) Performance Over Past 3 Fiscal Years	GMO Research Institute Inc.			GMO Research, Inc.		
Period	2003 (~Dec.)	2004 (~Dec.)	2005 (~Dec.)	2003 (~Dec.)	2004 (~Dec.)	2005 (~Dec.)
Sales (thousand yen)	30,125	38,231	66,609	2,285,613	3,096,881	726,348
Operating profit (thousand yen)	375	1,623	▲12,750	373,308	287,567	▲129,285

Ordinary profit (thousand yen)	375	1,623	▲12,750	375,407	287,879	▲128,882
Net profit (thousand yen)	195	1,443	▲12,930	130,334	156,055	▲482,720
Net profit per share (yen)	195.89	1,443.94	12,930.28	6.86	39.89	▲123.39
Annual dividend per share (yen)	—	—	—	—	—	—
Shareholder capital per share (yen)	32,798.25	34,242.19	21,311.91	49.43	287.05	36.49

5. Impact on the Company's results

This merger will have no impact on the Company's results.

End.



July 25, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice Concerning Acquisition of Shares of Miki-Shoji Corporation by GMO NET CARD,Inc.

GMO Internet Inc. ("the Company") is pleased to announce that GMO NETCARD, Inc., the Company's consolidated subsidiary specializing in the loan and credit business, has resolved to acquire all the shares of Miki-Shoji Corporation Co., Ltd., which operates a personal loan business.

1. Objectives of Acquisition of Shares

We believe that through the acquisition of the shares of Miki-Shoji Corporation Co., Ltd., the Company will be able to gain the advantage of scale in the loan and credit business, which will contribute positively to the Company's future profits.

2. Schedule of Share Acquisition

Date of Conclusion of Share Transfer Agreement	July 25, 2006
Expected Date of Share Transfer	August 1, 2006

3. Number of Shares, Share Acquisition Price, and Status of Shares Held Before and After the Acquisition

(i)	Number of Shares Held Before the Transfer	zero	(Shareholding ratio: 0%)
(ii)	Number of Shares to be Acquired	98,000	(Acquisition price: 2,500 million yen)
(iii)	Number of Shares to be Held After the Transfer	98,000	(Shareholding ratio: 100%)

4. Outline of Miki-Shoji Corporation Co., Ltd.

(i) Company name	Miki-Shoji Corporation Co., Ltd. (http://www.miki-c.jp/index.html)
(ii) Business Content	Consumer credit business (Uncollateralized personal loans)
(iii) Established	April 1976
(iv) Location of Head Office	4-2-13 Honmachi, Nihonbashi, Chuo-ku, Tokyo
(v) Representative	President and Representative Director Toshihiko Ikewada
(vi) Capital	¥490 million yen
(vii) Number of Shares Issued	98,000 shares
(viii) Shareholders' Equity	2,160 million yen
(ix) Total Assets	9,886 million yen
(x) Accounting Term	July
(xi) Employees	54
(xii) Main Customers	Private customers
(xiii) Main Shareholders and Voting Rights Ratio (greater than 10%)	Toshihiko Ikewada (65.31%), three other parties (including companies)

(xiv) Latest Results

Accounting Term	Term Ended July 2004	Term Ended July 2005
Net Sales (million yen)	2,412	2,342
Ordinary Income (million yen)	252	264
Net Income (million yen)	978	42

5. Impact on the Company's results

Business forecasts are currently being prepared. We plan to announce them as soon they are available.